Vanguard Selected Value Fund

Supplement to the Prospectus and Summary Prospectus Dated
February 25, 2014

Restructuring of the Investment Advisory Team
The board of trustees of Vanguard Selected Value Fund has added Pzena Investment Management, LLC (Pzena), to the Fund?s investment advisory team.

Pzena and the Fund's continuing investment advisors, Barrow, Hanley, Mewhinney & Strauss, LLC, and Donald Smith & Co., Inc., each independently select and maintain a portfolio of common stocks for the Fund. In addition, as with other Vanguard funds that have adopted a multimanager structure, The Vanguard Group, Inc., will continue to invest a small portion of the Fund?s assets in stock index futures and/or shares of exchange-traded funds. The Fund?s board of trustees has designated the proportion of Fund assets to be managed by each advisor and may change these proportions at any time.

The Fund's investment objective, primary investment strategies, and primary risks are not expected to change.

Prospectus and Summary Prospectus Text Changes
The text and table under "Fees and Expenses" are restated as follows:

Fees and Expenses
The following table describes the fees and expenses you may pay if you buy and hold shares of the Fund.

Shareholder Fees
(Fees paid directly from your investment)

Sales Charge (Load) Imposed on Purchases                None
Purchase Fee                                            None
Sales Charge (Load) Imposed on Reinvested Dividends     None
Redemption Fee                                          None
Account Service Fee
(for certain fund account balances below $10,000)       $20/year

Annual Fund Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)

Management Fees                                         0.42%
12b-1 Distribution Fee                                  None
Other Expenses                                          0.02%
Total Annual Fund Operating Expenses1                   0.44%

1 The expense information shown in the table has been restated to reflect estimated amounts for the current fiscal year.

Example
The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. It illustrates the hypothetical expenses that you would incur over various periods if you invest $10,000 in the Fund's shares. This example assumes that the Fund provides a return of 5% a year and that operating expenses remain as stated in the preceding table. The results apply whether or not you redeem your investment at the end of the given period. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year      3 Years      5 Years      10 Years
$45         $141         $246         $555

The following is added under the heading "Investment Advisors" on page 4:

Pzena Investment Management, LLC (Pzena)

Within the same section, the following is added under "Portfolio
Managers":

Richard Pzena, Chairman, Chief Executive Officer, and Co-Chief Investment Officer of Pzena. He has co-managed a portion of the Fund since March 2014.

Eli Rabinowich, Principal and Portfolio Manager at Pzena. He has co-managed a portion of the Fund since March 2014.

Manoj Tandon, Principal, Co-Director of Research, and Portfolio Manager at
Pzena. He has co-managed a portion of the Fund since March 2014.

Prospectus Text Changes
In the More on the Fund section, the text in "Plain Talk About Fund Expenses" is restated as follows:

All mutual funds have operating expenses. These expenses, which are deducted from a fund?s gross income, are expressed as a percentage of the net assets of the fund. Assuming that operating expenses remain as stated in the Fees and Expenses section, Vanguard Selected Value Fund's expense ratio would be 0.44%, or $4.40 per $1,000 of average net assets. The average expense ratio for mid-cap value funds in 2013 was 1.30%, or $13.00 per $1,000 of average net assets (derived from data provided by Lipper, a Thomson Reuters Company, which reports on the mutual fund industry).

In the More on the Fund section, under "Security Selection," the following is added after the discussion of Donald Smith & Co.:

Pzena Investment Management, LLC (Pzena), utilizes a fundamental, bottom-up, deep-value-oriented investment strategy. Pzena seeks to buy good businesses at low prices, focusing exclusively on companies that are underperforming their historically demonstrated earnings power.

Pzena conducts intensive fundamental research, investing in companies only when all three of the following criteria are generally met: 1) the company's identified problems, if any, are temporary; 2) the company's management has a viable strategy to generate a recovery in earnings; and
3) there is meaningful downside protection in case the earnings recovery does not materialize.

In the Investment Advisors section beginning on page 13, the following is added:

-Pzena Investment Management, LLC, 120 West 45th Street, 20th Floor,
New York, NY 10036, is a global investment management firm founded in 1995.
Pzena focuses exclusively on a deep value investment approach. The members of the firm's executive committee and other employees collectively own a majority of the firm. As of January 31, 2014, Pzena managed approximately $25 billion in assets.

Also in the Investment Advisors section, the following replaces similar text:

The Fund pays each of its investment advisors a base fee plus or minus a performance adjustment. Each base fee, which is paid quarterly, is a percentage of average daily net assets managed by the advisor during the most recent fiscal quarter. The base fee has breakpoints, which means that the percentage declines as assets go up. The performance adjustment, also paid quarterly, is based on the cumulative total return of each advisor's portion of the Fund relative to that of the Russell Midcap Value Index (for Barrow, Hanley and Pzena) over the preceding 36-month period or the MSCI US Investable Market 2500 Index (for Donald Smith & Co.) over the preceding 60-month period. When the performance adjustment is positive, the Fund's expenses increase; when it is negative, expenses decrease.

Also in the Investment Advisors section, the following is added to the list of managers primarily responsible for the day-to-day management of the Fund:

Richard Pzena, Chairman, Chief Executive Officer, and Co-Chief Investment Officer of Pzena. He has worked in investment management since 1984, has managed investment portfolios for Pzena since 1996, and has co-managed a portion of the Fund since March 2014. Education: B.S. and M.B.A., The Wharton School of the University of Pennsylvania.

Eli Rabinowich, Principal and Portfolio Manager at Pzena. He has worked in investment management since 2002, has been with Pzena since 2004, and has co-managed a portion of the Fund since March 2014. Education: B.S., Yeshiva University; M.B.A., Columbia Business School.

Manoj Tandon, Principal, Co-Director of Research, and Portfolio Manager at Pzena. He has worked in investment management since 1999, has been with Pzena since 2002, and has co-managed a portion of the Fund since March 2014. Education: B.T., Indian Institute of Technology; M.B.A., New York University.

2014 The Vanguard Group, Inc. All rights reserved.
Vanguard Marketing Corporation, Distributor. PS 934 032014